UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Results for Third Quarter of 2022”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES
 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2022

NOVA LTD. (Registrant) By: /s/ Dror David ————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Results for Third Quarter of 2022

Rehovot, Israel, November 3, 2022 - Nova (Nasdaq: NVMI) today announced financial results for the third quarter, the three-month period ended September 30, 2022.

Third Quarter 2022 Highlights:

•	Record quarterly revenue of $143.9 million

•	GAAP net income of $35.1 million, or $1.10 per diluted share

•	Non-GAAP net income of $39.7 million, or $1.24 per diluted share

•	Record sales of Optical CD Integrated Metrology platforms

•	Diverse revenue mix, propelled by a growing customer base across industry sectors

GAAP Results ($K)

	Q3 2022	Q2 2022	Q3 2021
Revenues	$143,906	$141,628	$112,713
Net Income	$35,075	$34,878	$30,335
Earnings per Diluted Share	$1.10	$1.09	$1.02

Non-GAAP Results ($K)

	Q3 2022	Q2 2022	Q3 2021
Net Income	$ 39,698	$ 39,546	$34,546
Earnings per Diluted Share	$1.24	$1.24	$1.16

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"Nova reported a strong third quarter, demonstrating the agility of our business model and the expanding diversification of our revenue mix across geographies and industry segments,” commented Eitan Oppenhaim, President and Chief Executive Officer. “Our solid performance in this dynamic environment was driven by the unique value we are consistently adding to our customers and our unwavering execution of Nova’s long-term strategic targets. Along with our compelling guidance for the fourth quarter, Nova stands to conclude 2022 as a record year, establishing the foundation for Nova’s recently introduced $1 billion long-term strategic plan."

2022 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2022. Based on current estimates, management expects:

•	$142 million to $152 million in revenue

•	$0.99 to $1.16 in diluted GAAP EPS

•	$1.15 to $1.32 in diluted non-GAAP EPS

2022 Third Quarter Results

Total revenues for the third quarter of 2022 were $143.9 million, an increase of 2% compared with the second quarter of 2022 and an increase of 28% compared with the third quarter of 2021.

Gross margin in the third quarter of 2022 was 57%, compared with 57% in the second quarter of 2022 and compared with 58% in the third quarter of 2021.

Operating expenses in the third quarter of 2022 were $43.2 million, compared with $43.4 million in the second quarter of 2022 and $29.7 million in the third quarter of 2021.

On a GAAP basis, the Company reported net income of $35.1 million, or $1.10 per diluted share, in the third quarter of 2022. This is compared with net income of $34.9 million, or $1.09 per diluted share, in the second quarter of 2022, and net income of $30.3 million, or $1.02 per diluted share, in the third quarter of 2021.

On a non-GAAP basis, the Company reported net income of $39.7 million, or $1.24 per diluted share, in the third quarter of 2022. This is compared with net income of $39.5 million, or $1.24 per diluted share, in the second quarter of 2022, and net income of $34.5 million, or $1.16 per diluted share, in the third quarter of 2021.

Conference Call Information

Nova will host a conference call today, November 3, 2022, at 8:30 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-844-826-3035
ISRAEL TOLL-FREE Dial-in Number: 1-809-213284
INTERNATIONAL Dial-in Number: 1-412-317-5159

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
2:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from November 3, 2022, at 11:30 a.m. Eastern Time to November 10, 2022, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10171951

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, acquisition-related expenses, inventory step-up and contingent consideration revaluation, stock-based compensation expenses, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 1, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	118,814	126,698
Short-term interest-bearing bank deposits	65,436	221,897
Marketable securities	150,980	61,568
Trade accounts receivable, net	98,909	68,446
Inventories	115,608	78,665
Other current assets	19,388	9,242

Total current assets	569,135	566,516

Non-current assets
Marketable securities	161,824	137,415
Interest-bearing bank deposits	3,223	3,672
Restricted interest-bearing bank deposits	1,600	1,600
Deferred tax assets	13,160	6,161
Severance pay funds	1,192	1,327
Operating lease right-of-use assets	44,924	30,627
Property and equipment, net	48,734	34,460
Intangible assets, net	41,719	2,601
Goodwill	47,421	20,114
Other long-term assets	879	661

Total non-current assets	364,676	238,638
Total assets	933,811	805,154

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	-	183,037
Trade accounts payable	43,376	36,218
Deferred revenues	20,019	15,338
Operating lease current liabilities	6,020	4,452
Other current liabilities	49,247	48,885

Total current liabilities	118,662	287,930

Non-current liabilities
Convertible senior notes, net	196,072	-
Accrued severance pay	3,570	3,686
Operating lease long-term liabilities	42,728	33,450
Long-term deferred tax liability	11,585	-
Other long-term liabilities	8,146	6,334

Total non-current liabilities	262,101	43,470
Shareholders' equity	553,048	473,754
Total liabilities and shareholders' equity	933,811	805,154

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenues:
Products	116,634	92,552	340,666	237,128
Services	27,272	20,161	78,825	57,464
Total revenues	143,906	112,713	419,491	294,592
Total cost of revenues	61,776	47,475	180,823	125,480

Gross profit	82,130	65,238	238,668	169,112

Operating expenses:
Research and development, net	23,008	15,858	64,252	45,717
Sales and marketing	13,476	9,145	38,064	28,117
General and administrative	5,264	4,135	18,775	11,062
Amortization of intangible assets	1,444	574	4,570	1,723
Total operating expenses	43,192	29,712	125,661	86,619

Operating income	38,938	35,526	113,007	82,493
Financing income (expense), net	1,535	(889)	6,321	(1,615)

Income before taxes on income	40,473	34,637	119,328	80,878
Income tax expenses	5,398	4,302	15,213	10,003

Net income for the period	35,075	30,335	104,115	70,875

Earnings per share:
Basic	1.22	1.07	3.63	2.50
Diluted	1.10	1.02	3.26	2.39

Shares used in calculation of earnings per share (in thousands):
Basic	28,685	28,429	28,686	28,316
Diluted	31,892	29,858	31,956	29,660

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cash flows from operating activities:

Net income	35,075	30,335	104,115	70,875

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,094	1,619	6,130	4,794
Amortization of intangible assets	1,444	574	4,570	1,723
Amortization of premium and accretion of discount on marketable securities, net	376	570	1,920	853
Amortization of debt discount and issuance costs	322	1,069	960	3,154
Share-based compensation	4,334	2,642	12,266	6,992
Net effect of exchange rate fluctuation	1,140	(63)	4,111	(51)
Changes in assets and liabilities:
Trade accounts receivables, net	(5,419)	(6,423)	(22,213)	(1,316)
Inventories	(14,608)	(2,245)	(27,143)	(12,493)
Other current and long-term assets	(2,078)	(276)	(10,149)	(884)
Deferred tax assets, net	(2,202)	(534)	(7,142)	(2,248)
Operating lease right-of-use assets	997	374	3,032	1,191
Trade accounts payables	6,281	2,527	5,221	4,898
Deferred revenues	229	18,319	4,751	27,193
Operating lease liabilities	(1,328)	117	(6,466)	(1,068)
Other current and long-term liabilities	5,346	4,027	(4,039)	8,332
Accrued severance pay, net	(52)	(1)	19	54

Net cash provided by operating activities	31,951	52,631	69,943	111,999

Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	(78,469)	-
Change in short-term and long-term interest-bearing bank deposits	39,957	(15,335)	156,461	(68,679)
Investment in marketable securities	(130,151)	(107,261)	(181,678)	(208,727)
Proceeds from maturities of marketable securities	23,737	6,521	57,935	7,721
Purchase of property and equipment	(4,928)	(760)	(12,885)	(2,566)

Net cash provided by (used in) investing activities	(71,385)	(116,835)	(58,636)	(272,251)

Cash flows from investment activities:
Settlement of a contingent consideration liability	(8,480)	-	(8,480)	-
Purchases of treasury shares	(2,146)	-	(6,416)	-
Proceeds from exercise of options	-	11	82	11

Net cash used in financing activities	(10,626)	11	(14,814)	11

Effect of exchange rate fluctuations on cash and cash equivalents	(1,423)	30	(4,377)	64

Changes in cash and cash equivalents	(51,483)	(64,163)	(7,884)	(160,177)
Cash and cash equivalents - beginning of period	170,297	136,290	126,698	232,304
Cash and cash equivalents - end of period	118,814	72,127	118,814	72,127

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
GAAP gross profit	82,130	80,388	65,238
Stock-based compensation*	1,114	1,021	557
Acquisition-related inventory step-up	-	366	-
Non-GAAP gross profit	83,244	81,775	65,795
GAAP gross margin as a percentage of revenues	57%	57%	58%
Non-GAAP gross margin as a percentage of revenues	58%	58%	58%

GAAP operating income	38,938	36,963	35,526
Stock-based compensation*	4,334	4,072	2,642
Acquisition-related inventory step-up	-	366	-
Acquisition-related expenses and contingent consideration revaluation	-	2,392	-
Amortization of acquired intangible assets	1,444	1,513	574
Non-GAAP operating income	44,716	45,306	38,742
GAAP operating margin as a percentage of revenues	27%	26%	32%
Non-GAAP operating margin as a percentage of revenues	31%	32%	34%

GAAP net income	35,075	34,878	30,335
Stock-based compensation*	4,334	4,072	2,642
Acquisition-related inventory step-up	-	366	-
Acquisition-related expenses and contingent consideration revaluation	-	2,392	-
Amortization of acquired intangible assets	1,444	1,513	574
Amortization of debt discount and issuance costs	322	318	1,069
Revaluation of operating lease liabilities	(572)	(3,350)	217
Tax effect of non-GAAP adjustments	(905)	(643)	(291)
Non-GAAP net income	39,698	39,546	34,546

GAAP basic earnings per share	1.22	1.22	1.07
Non-GAAP basic earnings per share	1.38	1.38	1.22

GAAP diluted earnings per share	1.10	1.09	1.02
Non-GAAP diluted earnings per share	1.24	1.24	1.16

Shares used for calculation of earnings per share (in thousands):
Basic	28,685	28,688	28,429
Diluted	31,892	31,902	29,858

* Stock-based compensation for the three months ended Sep 30, 2022 included in – Cost of revenues - 1,114; Research and development, net – 1,786; Sales and marketing – 827; General and administrative  – 607.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FOURTH QUARTER 2022
GAAP TO NON-GAAP GUIDANCE
(Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.99	1.16
Estimated non-GAAP items:
Stock-based compensation	0.13	0.13
Amortization of acquired intangible assets	0.05	0.05
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.03)	(0.03)
Estimated non-GAAP net income per diluted share	1.15	1.32